Exhibit 99.1

Lombard Medical Aorfix™ Highlighted at 2014 Society for Vascular Surgery Annual Meeting

Only On-Label Stent Graft Approved for Highly Angulated AAA Cases

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--June 6, 2014--Lombard Medical, Inc. (Nasdaq: EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), showcased its Aorfix™ Endovascular Stent Graft at the 2014 Society for Vascular Surgery (SVS) Annual Meeting in Boston, June 5-7.

Mark Fillinger, M.D., Director, Vascular Surgery Training Programs, Professor of Surgery, Geisel School of Medicine, Dartmouth, will present “Clinical Experience Treating Highly Angulated AAAs On-Label Using the Aorfix Endovascular Stent Graft” at the SVS Vascular Live symposium today. Dr. Fillinger, who was Principal Investigator for the randomized, controlled PYTHAGORAS trial, stated, “Aorfix’s highly conformable design allows for the treatment of a wide range of AAA anatomies. The PYTHAGORAS trial was unique and challenging in its focus on anatomy that has never been studied before in an FDA trial, yet Aorfix delivered results very similar to competitor devices used in much less challenging cases.”

Additionally, Lombard showcased Aorfix at the meeting with state-of-the art simulation tools to demonstrate the technical and clinical benefits of the stent graft in various case scenarios with complex anatomies.

CEO Simon Hubbert stated, “Aorfix provides a safe, effective, and FDA-approved solution for patients with challenging aortic neck anatomies, representing a significant advancement in the treatment of AAA. We are pleased that the physician community continues to be receptive to Aorfix, and we look forward to working with key centers to expand our presence in the United States.”

Lombard completed the PYTHAGORAS Investigational Device Exemption (IDE) study in September, 2009, which enrolled 210 patients across 41 U.S. medical centers, as well as three in Canada and one in Poland. In February 2013, the company received Premarket Approval (PMA) from the U.S. Food and Drug Administration (FDA) to market the Aorfix Endovascular Stent Graft for treatment of patients with aortic neck angulations between 0-90 degrees.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

FORWARD-LOOKING STATEMENTS:

This announcement may contain forward-looking statements that reflect the Company’s current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company’s products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, +1-949-379-3750
Chief Executive Officer
or
Ian Ardill, +44 (0)1235 750 800
Chief Financial Officer
or
Pure Communications
Matthew H Clawson, +1-949-370-8500
matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway, +44 (0)20 3727 1000
or
Victoria Foster Mitchell, +44 (0)20 3727 1000